                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        Quest Diagnostics Incorporated
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                    74834L100
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                                 (CUSIP Number)

                  Donald F. Parman, GlaxoSmithKline
                     One Franklin Plaza, Philadelphia, PA  19102
                               Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              May 2, 2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on August 25, 1999 (the "Initial Statement"). This amendment has been filed on behalf of GlaxoSmithKline plc which became the parent of SmithKline Beecham plc through a scheme or arrangement effective December 27, 2000.

The undersigned hereby amends and supplements Items 2, 5 and 6 of the Initial Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).

                                  SCHEDULE 13D

CUSIP NO. 74834L100

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GlaxoSmithKline plc

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

         OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


         England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                 11,064,336
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                           11,064,336
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,064,336
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
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14   TYPE OF REPORTING PERSON*

         CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.

         (a) This statement is filed by GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales ("the Company"). The Company is one of the world's leading research-based pharmaceutical and healthcare companies.

         (b) The address of the Company's principal executive office is Glaxo Wellcome House, Berkeley Avenue, Greenford, Middlesex UB6 0NN, England.

         (c) Set forth in Schedule I to this Amendment ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and director of the Company.

         (d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

         (e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of the Company is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.



Item 5.  Interest in Securities of the Issuer.

            (a) Amount and Percent Beneficially Owned

                           Registered Name                    No. of Shares    Percent
                           SmithKline Beecham Corporation     11,064,336        23.7%

            (b)

            (c) On May 2, 2001 the Company sold 1,500,000 shares pursuant to
                Rule 144 for $119.50 per share.

            (d)

            (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.

                  Pursuant to the Stockholders Agreement, the Issuer has included 1,500,000 Shares owned by the Company in a registration statement filed by the Issuer that has not yet been declared effective as of the date of this Amendment.

Item 7.   Materials to be Filed as Exhibits.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  May 11, 2001                        GLAXOSMITHKLINE PLC


                                            By:   /s/ S.M. BICKNELL
                                                  ---------------------
                                                  S.M. BICKNELL
                                                  Company Secretary

                                   SCHEDULE I


                                                              Principal
                                                              Occupation
Name                                Business Address          or Employment                            Nationality
----                                ----------------          -------------                            -----------

Board of Directors

Sir Richard Sykes                   34 Berkeley Square        Company Director                         British
                                    London
                                    W1J 5AA


Sir Francis Roger Hurn              Marconi plc               Company Director                         British
                                    One Bruton Street
                                    London
                                    W1X 8AQ



Sir Peter Walters                   22 Hill Street            Company Director                         British
                                    Mayfair
                                    London
                                    W1X 7FU
                                    England


Dr. Jean-Paul Garnier               One Franklin Plaza        Chief Executive Officer                  French/USA
                                    200 North 16th Street
                                    Philadelphia
                                    Pennsylvania
                                    19333
                                    USA


John D. Coombe                      Glaxo Wellcome            Chief Financial Officer                  British
                                    House
                                    Berkeley Avenue
                                    Greenford
                                    Middlesex
                                    UB6 0NN


Paul Allaire                        PO Box 1600               Company Director                         USA
                                    Stamford
                                    CT 06904
                                    USA

Dr. Michele Barzach                 Michele Barzach           Health Strategy Consultant               French
                                    Sante International
                                    2 Rue Cognac-Jay
                                    75007 Paris
                                    France


Derek Bonham                        150 Brompton Road         Company Director                         British
                                    London
                                    SW3 1HX


Sir Christopher Hogg                Reuters Holdings plc      Company Director                         British
                                    85 Fleet Street
                                    London
                                    EC4P 4AJ
                                    England


Sir Peter Job                       Reuters Holdings plc      Company Director                         British
                                    85 Fleet Street
                                    London
                                    EC4P 2DB


John McArthur                       140 Old Connecticut Path  Company Director                         Canadian
                                    Wayland
                                    Massachusetts
                                    01778
                                    USA



Donald McHenry                      IRC Group                 Company Director                         USA
                                    1320 19th Street NW
                                    Suite 410
                                    Washington DC 20036
                                    USA


Sir Ian Prosser                     20 North Audley Street    Company Director                         British
                                    London
                                    W1Y 1WE
                                    England


Dr. Ronaldo Schmitz                 34 Berkeley Square        Company Director                         German
                                    London
                                    W1J 5AA
                                    England


Dr. Lucy Shapiro                    Stanford University       Professor                                USA
                                    School of Medicine
                                    279 Campus Drive
                                    Stanford California
                                    94305-5329
                                    USA

Dr. John Alan Young                 3200 Hillview Avenue      Company Director                         USA
                                    Palo Alto
                                    CA 94304
                                    USA



Company Secretary

Simon M. Bicknell                   Glaxo Wellcome House      Company Secretary                        British
                                    Berkeley Avenue
                                    Greenford
                                    Middlesex
                                    UB6 ONN

GlaxoSmithKline
Corporate Executive Team

James R. Beery                      One New Horizons Court    Senior VP and                            USA/British
                                    Brentford, Middlesex      General Counsel
                                    TW8 9EP England

John D. Coombe                      Glaxo Wellcome House      Chief Financial                          British
                                    Berkeley Avenue           Officer
                                    Greenford, Middlesex
                                    UB6 ONN England

Jean-Pierre Garnier                 One Franklin Plaza        Chief Executive                          French/USA
                                    Philadelphia, PA 19101    Officer

Robert A. Ingram                    5 Moore Drive             Chief Operating Officer                  USA
                                    Research Triangle Park,   President, Pharmaceutical
                                    NC  27709                 Operations

Dr. James E. Niedel                 5 Moore Drive             Chief Science & Technology               British
                                    Research Triangle Park,   Officer
                                    NC  27709

Dr. James B. Palmer                 5 Moore Drive             Senior Vice President                    British
                                    Research Triangle Park    New Product Development
                                    NC  27709                 Pharmaceuticals R&D

Daniel J. Phelan                    One Franklin Plaza        Senior Vice President                    USA
                                    Philadelphia, PA 19101    Human Resources

Howard Pien                         One Franklin Plaza        President                                USA
                                    Philadelphia, PA  19101   Pharmaceuticals International

David M. Stout                      5 Moore Drive             President                                USA
                                    Research Triangle Park    U.S. Pharmaceuticals
                                    NC  27709

Tim Tyson                           5 Moore Drive             President                                USA
                                    Research Triangle Park    Global Manufacturing & Supply
                                    NC  27709

Christopher Viehbacher              100 rue de Versailles     President                                German/Canadian
                                    78163 Marly-Le-Roi        Pharmaceuticals Europe
                                    Cedex, France

Dr. Tadataka Yamada                 709 Swedeland Road        Chairman                                 USA
                                    King of Prussia           Research & Development